

November 10, 2015

Mail Stop 4631

Via E-mail
Henk Derksen
Chief Financial Officer
Belden Inc.
1 North Brentwood Boulevard, 15th Floor
St Louis, Missouri 63105

> **Re: Belden Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 27, 2015**
> **Filed November 3, 2015**
> **File No. 1-12561**

Dear Mr. Derksen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended September 27, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Events in 2014, page 25

1. We note that in your second quarter you revised your revenue outlook, partly due to your industrial platforms in combination and that you expect on a full year basis those would be down by 3%. Based on your discussion in your second quarter earnings release and reaffirmed in your third quarter earnings call, it appears that a strong US dollar, impact of lower energy prices and the Chinese economy are impacting those segments. These factors continued to impact your operations for which you further indicate in your third quarter earnings release that you "don't see a meaningful recovery in oil prices next year…. and we don't see any sort of snapback out of

China." Given the above, it appears that there are known trends and uncertainties that could materially impact your operations related to your industrial segments. As such, please expand your disclosures to highlight the factors that are impacting and expected to continue to impact your industrial platforms. See Item 303(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Melissa Rocha, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Ronne at (202) 551-6156, or in his absence, Jay Ingram at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction